700 Anderson Hill Road   Purchase, New York 10577   www.pepsico.com
TEL: (914) 253-3623   FAX (914) 253-3123
February 19, 2008
Mr. John Reynolds
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 3561
Washington, DC 20549
RE:	PepsiCo, Inc. Form 10-K for the Fiscal Year Ended December 30, 2006 Filed February 20, 2007 File No. 001-01183
Dear Mr. Reynolds:
     PepsiCo, Inc. (the “Company”) is responding to the additional comments of the Staff of the Division of Corporation Finance (the “Staff”) on the Company’s January 24, 2008 response to the Staff’s December 13, 2007 comment letter on the above-referenced filing. For your convenience, in this letter the text of the Staff’s comment is set forth in bold text followed by the response of the Company.
Schedule 14A
Executive Compensation, page 15
1.	Comment: Division NOPBT Target. We note that the company states in its response that, “The company does not intend to disclose the planned division NOPBT growth or the actual percentage achievement of the division NOPBT targets.” We further note the statement that, “Disclosure of the actual percentage achievements of the division NOPBT target would enable competitors to calculate the actual dollar amount of planned division NOPBT growth,” and thus, would result in competitive harm to the company. Please provide a detailed explanation as to how the disclosure of these targets would cause competitive harm.

Response: A division NOPBT target is the target percentage growth for the division’s NOPBT over the division’s NOPBT achieved in the prior year. The Company utilizes multiple year business plans in which the division NOPBT targets remain consistent for more than one year. Therefore, disclosure of the division NOPBT targets for the recently completed fiscal year may reveal the division NOPBT target for future years. As noted in our prior response, the Company operates in the highly competitive snack and beverage markets.

700 Anderson Hill Road, Purchase, New York  10577

Division of Corporation Finance	2	February 19, 2008
Because the Company’s competitors have similar profit margins for similar business segments, a division NOPBT target explicitly implies the Company’s pricing and reinvestment expectations for the division. As a result, the Company’s competitors can extrapolate the Company’s future business intentions based on the division NOPBT targets. For example, if a division NOPBT target is 5% annual growth and a competitor is expecting 30% annual growth for its comparable business segment, the competitor would be able to infer that the Company intends to reinvest in that business (i.e., by advertising and marketing, trade promotions, etc.) or that the Company intends to decrease pricing in order to grow the business. Based on this information, the competitor can formulate its own business strategies in order to counteract the Company’s business strategy: the competitor possibly could pre-empt the Company’s pricing reductions or switch its focus to other less competitive business segments. A competitor’s ability to undercut and neutralize the Company’s business strategy in this way through advance knowledge of the division NOPBT targets would result in competitive harm to the Company. For this reason, the Company currently does not disclose to the market its division NOPBT targets and does not intend to disclose such targets in the future.

2.	Comment: Company Performance Measures. We note the statement that “the Company intends to disclose in the 2008 Proxy Statement the quantitative Company-wide Net Revenue, EPS and Volume targets.” Please advise us whether, in future proxy statements, the company intends to disclose net revenue targets.

Response: The Company does intend to disclose Company-wide net revenue targets in future proxy statements. We understand that the Staff is also seeking clarification that the Company will disclose the Company-wide net income targets. The Company confirms that it intends to disclose Company-wide net income targets in future proxy statements.

3.	Comment: Individual Performance Measures. The company states that its “strategic imperatives include improved operating efficiencies, customer and employee satisfaction and the executive officer’s management and development of people.” The company also states that it does not intend to disclose the “Individual Performance targets” in its 2008 proxy statement because such disclosure would harm the company’s competitiveness. To the extent that these individual performance measures are targets, please provide a detailed explanation as to how disclosure of these targets would result in competitive harm.

Response: The Individual Performance measure for each named executive officer is determined based on a number of qualitative and quantitative strategic imperatives that vary for each named executive officer. The Compensation Committee evaluates each executive officer’s performance against these strategic imperatives and determines his or her Individual Performance measure based on this evaluation. There is no specific weighting given to the various strategic imperatives and the Individual Performance measure is determined in a non-formulaic way.

Individual Performance measures for named executive officers may include strategic imperatives for which there are specific quantitative targets. We have set forth below the types of quantitative targets that were assessed for the year ended December 30, 2006 as part of the Individual Performance measure determination and the competitive harm that would be caused from disclosing these quantitative targets.

Division of Corporation Finance	3	February 19, 2008
•	Targets related to product development and portfolio transformation. An executive’s target, for example, may be to achieve a specific market share for a new brand of sports drinks. By disclosing the specific dollar investment targets for specific non-public products or product categories or the targeted percentage composition of the Company’s product mix, the Company would be providing competitors with insight into the Company’s business strategy and how the Company intends to transform its portfolio. This information will allow a competitor to adjust its product pricing or investment in product development in order to counteract the Company’s investment strategy.

•	Targets related to geographic markets. An executive’s target, for example, may be to increase growth in volume or market share by a specific percentage in a particular country or region. Disclosure of the specific targets for specific geographic markets will allow a competitor the opportunity to counteract the Company’s business strategy by making competing investments in the same geographic area or shift its resources to less competitive geographic areas.

•	Targets related to acquisitions. An executive’s target may be to complete acquisitions in specific business segments or product categories or to complete a specific dollar amount of acquisitions. Disclosure of a specific acquisition target or the targeted dollar amount of acquisitions in a specific business segment will provide competitors with valuable information on how the Company intends to transform its portfolio and the growth opportunities identified by the Company. A competitor may use this information to pursue a competing acquisition strategy, thus making potential acquisitions more expensive or unavailable for the Company, or may decide to shift resources to a business segment on which the Company is less focused.
In addition, with respect to each type of quantitative target, we note that because the Company utilizes multiple year business plans, these Individual Performance measures oftentimes remain consistent for more than one year. Because these quantitative targets are integral to the Company’s long-term strategic objectives, their disclosure would reveal to competitors our critical strategic business objectives. The Company believes that the competitive harm to the Company caused by such disclosure would far outweigh any benefit to shareholders.
*************
     If you have any questions or comments regarding the foregoing, please contact the undersigned at (914) 253-3623.

Very truly yours,
/s/ Thomas H. Tamoney, Jr.
Thomas H. Tamoney, Jr.
Vice President, Deputy General Counsel and Assistant Secretary